Exhibit 1.01
World Wrestling Entertainment, Inc.
Conflict Minerals Report
for the Year Ended December 31, 2021

This Conflict Minerals Report (the “Report”) of World Wrestling Entertainment has been prepared for the period from January 1, 2021 to December 31, 2021.  Unless the context indicates otherwise, “WWE,” “we,” “us,” and “our” refer to World Wrestling Entertainment, Inc. and its consolidated subsidiaries.

During 2021, we contracted to manufacture products for which 3TGs (as defined below) are necessary to their functionality or production.  The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten.  Certain of our lapel pins contained small amounts of tin and gold (the “Covered Products”).

We have developed a conflict minerals procedure, reasonably designed to identify whether the tin and gold in the Covered Product originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola) (the “Covered Countries”), or whether any of the 3TGs in the Covered Products are from recycled or scrap sources.

Description of WWE’s Reasonable Country of Origin Inquiry (RCOI)

We have conducted a country of origin inquiry (“RCOI”) that was reasonably designed to determine whether the tin and gold in the Covered Products originated in a Covered Country or whether any of the 3TGs in the Covered Products were from recycled or scrap sources.

We made inquiry of the supplier of the Covered Products as to the source of the tin and gold used in the Covered Products.  Our supplier confirmed that the gold and tin used in the Covered Products originated from recycled sources.